Exhibit 99.1

Notice of Meeting

The annual meeting of shareholders of Nutrien Ltd.
will be held:

Where:

Remai Modern Art Gallery,

102 Spadina Crescent East

Saskatoon, Saskatchewan

S7K 0L3

When:

Thursday, May 9, 2019

4:00 p.m. (Saskatoon time)

Items of business

The following items of business will be covered, as more fully described in the accompanying management proxy circular:

1.  receive our audited annual consolidated financial statements and the auditors’ reports thereon for the period ended December 31, 2018;

2.  elect the directors;

3.  re-appoint the auditor for the 2019 financial year;

4.  vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

5.  transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to receive notice and vote

You are entitled to receive notice of and to vote at the meeting if you are a shareholder of record at the close of business on March 22, 2019.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that they arrive by 4:00 p.m. (Saskatoon time) on Tuesday, May 7, 2019 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick, Q.C.

Vice President & Corporate Secretary

March 22, 2019